UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011.

Commission File Number 333-170434

Chuo Mitsui Trust Holdings, Inc.

(Translation of registrant’s name into English)

33-1, Shiba, 3-chome

Minato-ku, Tokyo 105-8574

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This report on Form 6-K contains the following:

1. Notice regarding Newly Appointed Representative Directors of Sumitomo Mitsui Trust Holdings, Inc.

2. Notice regarding the Composition of Directors and Executive Officers of Sumitomo Mitsui Trust Holdings, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chuo Mitsui Trust Holdings, Inc.

Date: February 15, 2011	By:	/s/ Masaru Hashimoto
	Name:	Masaru Hashimoto
	Title:	Senior Executive Officer

To whom it may concern

February 15, 2011

Chuo Mitsui Trust Holdings, Inc.

(Securities Code: 8309 TSE, OSE, NSE)

The Sumitomo Trust and Banking Co., Ltd.

(Securities Code: 8403 TSE, OSE)

Notice regarding Newly Appointed Representative Directors of

Sumitomo Mitsui Trust Holdings, Inc.

Chuo Mitsui Trust Holdings, Inc. (“CMTH”; President: Kazuo Tanabe) and The Sumitomo Trust and Banking Co., Ltd. (“STB”; President: Hitoshi Tsunekage) hereby announce that they have agreed on the change of representative directors of Sumitomo Mitsui Trust Holdings, Inc. (“SMTH”) which is planned to become the new holding company as of April 1, 2011 (current CMTH will change its corporate name on the same day) upon the planned Management Integration of the two groups. Today, CMTH’s board of directors accordingly appointed the new representative directors as described below.

The Management Integration is subject to the approvals of the relevant authorities.

1.	Newly Appointed Representative Directors (effective on April 1, 2011)

Position	Name	Current Positions (Major Positions)
Representative Director, Chairman	Hitoshi Tsunekage	President and Chief Executive Officer of STB
Representative Director, Deputy President	Kiyoshi Mukohara	Director and Senior Executive Officer of STB

Current representative directors of CMTH will remain as representative directors of SMTH.

As to the composition of directors and executive officers as of April 1, 2011, please refer to “Notice regarding the Composition of Directors and Executive Officers of Sumitomo Mitsui Trust Holdings, Inc.” released today.

2.	Career Summary of Newly Appointed Representative Directors

Hitoshi Tsunekage

Date of Birth: August 6, 1954

April	1977:	joined STB
June	1999:	General Manager of Securities Business Planning Department
April	2002:	General Manager of Corporate Planning Department
June	2004:	Executive Officer, General Manager of Corporate Planning Department
June	2005:	Director, Managing Executive Officer
January	2008:	President and Chief Executive Officer (current position)

Number of shares of SMTH held by the person: 62,580 (planned) (*)

1

Kiyoshi Mukohara

Date of Birth: February 11, 1952

April	1975:	joined STB
April	1998:	General Manager of Shizuoka Branch
April	2000:	General Manager of Stock Transfer Agency Department
April	2002:	General Manager of Global Credit Supervision Department 1
June	2003:	Executive Officer, General Manager of Global Credit Supervision Department 1
April	2004:	Executive Officer, General Manager of Wholesale Business Planning Department
June	2004:	Managing Executive Officer, General Manager of Wholesale Business Planning Department
June	2005:	Managing Executive Officer
June	2006:	Director, Managing Executive Officer
June	2008:	Director, Senior Executive Officer (current position)

Number of shares of SMTH held by the person: 74,733 (planned) (*)

(*)	Number of shares of SMTH held by each person is the estimated number of shares after the share exchange takes effect on April 1, 2011, calculated based on the number of shares of STB mentioned in Convocation Notice of the Extraordinary General Meeting of Shareholders and the Class Shareholders Meeting of Common Shareholders held by CMTH on December 22, 2010.

(End)

For further information, please contact:
Chuo Mitsui Trust Holdings, Inc.	IR Group, Financial Planning Department	+81-3-5232-8828
The Sumitomo Trust and Banking Co., Ltd.	IR Office, Financial Management Department	+81-3-3286-8354

2

To whom it may concern

February 15, 2011

Chuo Mitsui Trust Holdings, Inc.

(Security Code: 8309 TSE, OSE, NSE)

The Sumitomo Trust and Banking Co., Ltd.

(Security Code: 8403 TSE, OSE)

Notice regarding the Composition of Directors and Executive Officers of

Sumitomo Mitsui Trust Holdings, Inc.

Chuo Mitsui Trust Holdings, Inc. (“CMTH”; President: Kazuo Tanabe) and The Sumitomo Trust and Banking Co., Ltd. (“STB”; President: Hitoshi Tsunekage) hereby announce that they have agreed on the composition of directors and executive officers of Sumitomo Mitsui Trust Holdings, Inc. which is planned to become the new holding company as of April 1, 2011 (current CMTH will change its corporate name on the same day) upon the planned Management Integration of the two groups.

The Management Integration is subject to the approvals of the relevant authorities.

Name	Position	Responsibilities	Current Positions (Major Positions)
Hitoshi Tsunekage	Representative Director, Chairman		President and Chief Executive Officer of STB

Kazuo Tanabe	Representative Director, President		President of CMTH Chairman of The Chuo Mitsui Trust and Banking Company, Limited (“CMTB”)

Kiyoshi Mukohara	Representative Director, Deputy President	Corporate Administration Department, Human Resources Department	Director and Senior Executive Officer of STB

Kunitaro Kitamura	Representative Director, Deputy President	Corporate Administration Department, Human Resources Department	Deputy President of CMTH

Nobuo Iwasaki	Director, Senior Managing Executive Officer	Financial Planning Department	Senior Managing Director of CMTH First Senior Executive Officer of CMTB

Shuichi Kusakawa	Senior Managing Executive Officer	Risk Management Department, Compliance Department, Legal Department	Director and Managing Executive Officer of STB

Junichi Sayato	Director, Managing Executive Officer	Investor Relations	Director and Managing Executive Officer of STB

Shinji Ochiai	Director, Managing Executive Officer	Internal Audit Department	Managing Director of CMTH

Tetsuo Ohkubo	Director, Managing Executive Officer	Corporate Planning Department	Director and Managing Executive Officer of STB

Katsuhiko Kudo	Managing Executive Officer	System Planning Department	Senior Executive Officer of CMTB

Takashi Kamikanda	Managing Executive Officer	Operations Planning Department	Senior Executive Officer of CMTH Senior Executive Officer of CMTB

Koichi Hozumi	Managing Executive Officer	Planning and Coordination Department	Director and Managing Executive Officer of STB

Jun Okuno	Director		Director of CMTH President of CMTB

Akio Otsuka	Director		Director and Senior Executive Officer of STB

Name	Position	Current Positions (Major Positions)
Hideki Hiraki	Executive Officer	Executive Officer and General Manager of Corporate Risk Management Department of STB

Akihiko Shirayama	Executive Officer	Executive Officer and General Manager of Planning and Coordination Department of STB

Tomoyuki Kiyotsune	Executive Officer	Executive Officer and General Manager of Corporate Planning Department of CMTB

Tsuyoshi Saitou	Executive Officer	Executive Officer and General Manager of Risk Management Department of CMTH General Manager of Risk Management Department of CMTB

Yuzuru Kawaguchi	Executive Officer	Executive Officer and General Manager of Compliance Department of CMTH General Manager of Compliance Department of CMTB

Tadashi Nishimura	Executive Officer	Executive Officer and General Manager of Financial Management Department of STB

Yasumi Nose	Executive Officer

General Manager of System Planning Department of CMTH

General Manager of System Planning Department of CMTB

General Manager of System Planning Department of Chuo Mitsui Asset Trust and Banking Company, Limited

Masahiro Tsuchiya	Executive Officer	Executive Officer and General Manager of Corporate Planning Department of STB

(End)

For further information, please contact:

Chuo Mitsui Trust Holdings, Inc. IR Group, Financial Planning Department    +81-3-5232-8828

The Sumitomo Trust and Banking Co., Ltd    IR Office, Financial Management Department    +81-3-3286-8354